SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 RULE 13d-2(a)

(Amendment No. _____)


WORLDTEX, INC.
(Name of Issuer)

Common Stock								      981907108

(Title of class of securities) 	(CUSIP number)

COMMITTEE OF CONCERNED WORLDTEX SHAREHOLDERS
c/o Harvest Investments LLC
530 Silas Deane Highway
Suite 130
Wethersfield, CT 06109

With a copy to:
Richard T. Keppelman, Esq.
Levy & Droney, P.C.
74 Batterson Park Road
Farmington, CT  06032
(860) 676-3132
(Name, Address and Telephone Number of
 Person Authorized to Receive Notices and Communications)

October 6, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box [___].


	Page 1 of 10 Page



1. NAME OF REPORTING PERSON:	SONDRA BEIT

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [X]
	(B) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS:	PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	[   ]


6. CITIZENSHIP OR PLACE OF	US
ORGANIZATION:







NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

:	1.	SOLE VOTING POWER
:		560,000
:
:	2.	SHARED VOTING POWER
:		-0-
:
:	3.	SOLE DISPOSITIVE
POWER
:		560,000
:
:	4.	SHARED DISPOSITIVE
POWER
:		-0-






7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY	560,000
REPORTING PERSON:


8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[  ]
CERTAIN SHARES:


9. PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):	3.9%


10. TYPE OF REPORTING PERSON:	IN



Page 2 of 10 Page



1. NAME OF REPORTING PERSON:					MARK PALEY

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [X]
	(B) [ ]


3. SEC USE ONLY


4. SOURCE OF FUNDS:	PF


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	[   ]


6. CITIZENSHIP OR PLACE OF	US
ORGANIZATION:







NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH

:	1.	SOLE VOTING POWER
:		769,100
:
:	2.	SHARED VOTING POWER
:		-0-
:
:	3.	SOLE DISPOSITIVE
POWER
:		769,100
:
:	4.	SHARED DISPOSITIVE
POWER
:		-0-






7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY	769,100
REPORTING PERSON:


8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[   ]
CERTAIN SHARES:


9. PERCENT OF CLASS PRESENTED BY AMOUNT IN ROW (11):	5.4%


10. TYPE OF REPORTING PERSON:	IN



Page 3 of 10 Page

Item 1.  Security and Issuer.

The class of equity securities to which this statement is the Common Stock (the "Common Stock") of Worldtex, Inc., a Delaware Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 915 Tate Boulevard, S.E., Suite 106, Hickory, North Carolina 28802.

Item 2.  Identity and Background.

This statement is filed on behalf of the Committee of Concerned Worldtex Shareholders (the "Committee"). The Committee consists of persons who are shareholders of the issuer and was formed for the limited purpose of monitoring the affairs of the Issuer with a view to influencing the election of directors and possible other matters at the next annual meeting of shareholders. The address of the Committee is c/o Harvest Investments LLC, 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109.

The Members of the Committee are Sondra Beit and Mark Paley. All Members of the Committee beneficially own, in the aggregate, more than 5% of the Common Stock. The business addresses and principal occupations or employments of each Committee Member are as set forth below. None of the Committee Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has
















Page 4 of 10 Pages

been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Name and Business Address

Principal Occupation



Sondra Beit


Paralegal and Real Estate
Investor


Harvest Investments LLC
530 Silas Deane Highway
Wethersfield, CT 06109









Mark Paley

Real Estate Investor


Harvest Investments LLC
530 Silas Deane Highway
Wethersfield, CT 06109





Item 3.  Source and Amount of Funds or Other Consideration.

The shares owned by the Members of the Committee were purchased with their personal funds.


















Page 5 of 10 Pages



Item 4.  Purpose of Transaction.

The shares of Common Stock owned by Members of the Committee were purchased primarily for investment. The Committee was formed for the purpose of monitoring the affairs of the Issuer with a view to influencing the election of directors and possible other matters at the next annual meeting of shareholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) & (b) The following table sets forth the aggregate number and percentage of the class of securities of the Issuer identified pursuant to Item 1 above held by each Member of the Committee. Each of such person has sole voting and sole dispositive power over such shares.


Name of Committee
Member
Sondra Beit
Mark Paley



	  Number of
Shares 560,000
     769,100


	Percent of
Class
3.9%
5.4%


(c) During the 60 days prior to this filing, Members of the Committee effected transactions in the Common Stock as set forth below. All of such transactions were ordinary brokers' transactions at market prices in effect at the time of such transactions

Name
Sondra Beit







Date
08/21/00
08/22/00
08/22/00
08/24/00
08/25/00
08/28/00
08/28/00
08/29/00
08/30/00
08/30/00
08/31/00
09/08/00
09/14/00
09/14/00
Page 6 of 10  Pages
Number of Shares
	200
	6,000
	200
	2,000
	1,000
	5,000
	200
	3,300
	1,100
	100
	5,900
	10,000
	15,400
	5,000









	09/14/00
09/28/00
09/29/00
10/04/00
10/04/00
10/05/00


3,100
  500
1,000
    99,800
  200
   400,000


Mark Paley








08/31/00
08/31/00
08/31/00
08/31/00
09/29/00
09/29/00
10/04/00
10/04/00
10/04/00
10/05/00
10/05/00
10/05/00



    18,100
     5,800
       600
       500
     9,000
     8,000
     8,000
   100,000
   100,000
   113,100
    86,900
   319,100


(4) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.  Contracts, Arrangements, Understandings or
		       Relationships With Respect to the Issuer.

         Except as noted below, there are no contracts, arrangements, understandings or relationships(legal or otherwise) among the Members of the Committee and between such persons and any person with respect to any securities of the Issuer, including but no limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

		             Roger Beit, the husband of Sondra Beit, is a business
		   partner with Mark Paley. Roger Beit may from time to time initiate transactions for the account of Mark Paley with respect to securities of the Issuer. In addition, there is a written understanding among the Members of the Committee
                          Page 7 of 10 Pages


		   that they will vote in concert with respect to their holdings of securities of the Issuer. No Member of the Committee has any pecuniary interest in any securities of the Issuer held by any other Member of the Committee.

Item 7.  Material filed on Exhibits.

        There is herewith filed as Exhibit A a copy of the Joint Filing Agreement among the Members of the Committee, as required by Rule 13d-1 (k).
































Page 8 of 10 Page


SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



S/SONDRA BEIT
for herself and as representative of
the group
































Page 9 of 10 Pages
EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with all other signatories listed below, on behalf of each of them, of a statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock of Worldtex, Inc. and that this Agreement be included as an exhibit to such joint filing. Sondra Beit is hereby designated as the person authorized to receive notices and communications with respect to such joint filing and is authorized to execute such joint filing on behalf of the undersigned. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 16th day of October, 2000.



						            S/SONDRA BEIT
					  Sondra Beit



						            S/MARK PALEY
					  Mark Paley














Page 10 of 10 Pages

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